Paul,

It was great seeing you at DDW and I am glad we got a chance to briefly catch up at the Wake reception. More importantly, I am so happy to hear how well you are doing.

I know we did not have a chance to catch up at DDW around the investment opportunity at EndoSound but I wanted to offer up some additional time for you if you wanted to discuss further. In the meantime I thought I would go ahead and send you some details.

EndoSound's Wefunder campaign is now live! You're invited to join our exclusive soft launch phase, giving our most valued supporters priority access before we open to the general public. With limited availability and high demand expected, this special opportunity ensures you can secure your spot before we sell out. Check out our Wefunder page and make a reservation here:

Invest in EndoSound: We transform standard GI scopes into ultrasound powerhouses—fueled by simplicity and savings | Wefunder, Home of the Community Round

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Josh Cohn

Chief Commercial Officer

Cell: [redacted]